UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

____________________

Handy & Harman Ltd.

(Name of Subject Company (Issuer))

____________________

STEEL PARTNERS HOLDINGS L.P.

and

Handy Acquisition Co.,

its wholly owned subsidiary

(Names of Filing Persons (Offerors))

____________________

SPH Group Holdings LLC

SPH Group LLC

STEEL PARTNERS HOLDINGS GP INC.

WARREN G. LICHTENSTEIN

Jack L. Howard

(Names of Filing Persons (Other Persons))

____________________

Common Stock, par value $0.01 Per Share

(Title of Class of Securities)

____________________

410315105

(CUSIP Number of Class of Securities)

____________________

Jack L. Howard

Steel Partners Holdings GP Inc.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

____________________

With a copy to:

Steve Wolosky, Esq.

Michael R. Neidell, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$119,526,394	$13,854
*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $32.65, the average of the high and low sales prices per share of Handy & Harman Ltd. common stock on July 18, 2017, as reported on the Nasdaq Capital Market, and (ii) 3,660,839, the estimated number of shares of Handy & Harman Ltd. common stock to be exchanged in the offer and the merger for the transaction consideration.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001159 multiplied by the estimated transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $13,854	Filing Party: Steel Partners Holdings L.P.
Form or Registration No.: Form S-4	Date Filed: July 19, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☒	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 19, 2017 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed with the SEC on September 13, 2017, the “Schedule TO”), by Steel Partners Holdings L.P., a Delaware limited partnership (“SPLP”), and Handy Acquisition Co., a Delaware corporation and a wholly owned subsidiary of SPLP (“Merger Sub”). The Schedule TO relates to the offer by SPLP and Merger Sub to exchange for each outstanding share of common stock, par value $0.01 per share, of Handy & Harman Ltd., a Delaware corporation (“HNH” or the “Company”), not already owned by SPLP or any of its affiliated entities and which is validly tendered in the offer and not properly withdrawn, 1.484 6.0% Series A preferred units, no par value (the “SPLP preferred units”), of SPLP, together with cash in lieu of any fractional SPLP preferred units, without interest and less any applicable withholding taxes (subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”). Capitalized terms used and not otherwise defined in the Schedule TO shall have the respective meanings assigned to such terms in the Prospectus/Offer to Exchange.

SPLP has filed with the SEC a Registration Statement on Form S-4 relating to the Offer and the SPLP preferred units to be issued to holders of shares of HNH common stock validly tendered into the Offer and not properly withdrawn (as it may be amended from time to time, the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (as it may be amended from time to time, the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal, which is filed as Exhibit (a)(1)(A) hereto (as it may be amended from time to time, the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by SPLP or Merger Sub, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 13 of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

This Amendment No. 2 should be read together with the Schedule TO. The following amendments and supplements to the Items of the Schedule TO are hereby made.

Items 1 through 9 and Items 11 and 13.

Items 1 through 9 and Items 11 and 13 of the Schedule TO are hereby amended and supplemented as follows:

“At 12:00 midnight, New York City time, at the end of October 11, 2017, the Offer expired as scheduled. The exchange agent has advised SPLP and Merger Sub that, as of the expiration of the Offer, a total of 2,352,456 shares of HNH common stock were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 89.5% of HNH’s outstanding shares of common stock (including shares owned by SPLP and its affiliated entities) and approximately 58.6% of HNH’s outstanding shares of common stock not owned by SPLP or any of its affiliates. Accordingly, the minimum tender condition and the majority of the minority tender condition have both been satisfied. The exchange agent has also advised SPLP and Merger Sub that, as of such time, notices of guaranteed delivery had been delivered for 147,303 shares of HNH common stock, representing approximately 1.2% of the outstanding shares of HNH common stock. All conditions to the Offer having been satisfied, the shares of HNH common stock that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment.

2

Following the expiration of the Offer and acceptance for payment of the shares of HNH common stock, pursuant to the terms of the merger agreement and Section 251(h) of the DGCL, on October 12, 2017, SPLP consummated the merger without a meeting of the Company’s stockholders. Pursuant to the merger agreement, at the effective time of the merger, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of SPLP. At the effective time of the merger, each share of HNH common stock issued and outstanding immediately prior to the effective time (other than shares held by the Company or any of its subsidiaries, SPLP, Merger Sub or any other subsidiary of SPLP, or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the DGCL) was converted into the right to receive the same 1.484 SPLP preferred units payable in the Offer, without interest and subject to any required tax withholding. The shares of HNH common stock will be delisted from the Nasdaq Capital Market and deregistered under the Exchange Act.

 On October 12, 2017, SPLP issued a press release announcing the expiration and results of the Offer. The press release is attached as Exhibit (a)(5)(D) and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(D)*	Press Release issued by Steel Partners Holdings L.P., dated October 12, 2017, announcing the results of the Offer.

_______________

* Filed herewith.

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2017

Steel Partners Holdings L.P.

By:	Steel Partners Holdings GP Inc.
General Partner

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

HANDY ACQUISITION CO.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Treasurer

Steel Partners Holdings GP Inc.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

SPH Group Holdings LLC

By:	Steel Partners Holdings GP Inc.
Manager

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

SPH Group LLC

By:	Steel Partners Holdings GP Inc.
Managing Member

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

/s/ WARREN G. LICHTENSTEIN
WARREN G. LICHTENSTEIN

/s/ JACK L. HOWARD
JACK L. HOWARD

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)**	Form of Letter of Transmittal.

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(2)	Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by Handy & Harman Ltd. on September 13, 2017).

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 2 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on September 8, 2017).

(a)(5)(A)	Press Release issued by Steel Partners Holdings L.P., dated March 6, 2017, announcing its proposal to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on March 7, 2017).

(a)(5)(B)	Press Release issued by Steel Partners Holdings L.P., dated June 26, 2017, announcing the definitive agreement to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(a)(5)(C)**	Press Release issued by Steel Partners Holdings L.P., dated September 13, 2017, announcing the commencement of the Offer.

(a)(5)(D)*	Press Release issued by Steel Partners Holdings L.P., dated October 12, 2017, announcing the results of the Offer.

(b)	Not applicable.

(c)(1)	Opinion of Duff & Phelps, LLC (incorporated by reference to Annex C to Amendment No. 2 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on September 8, 2017).

(c)(2)**	Evaluation report prepared by Corporate Fuel Securities, LLC, for discussion with the Audit Committee of the Board of Directors of Steel Partners Holdings GP Inc., dated June 21, 2017.

(d)	Agreement and Plan of Merger, dated as of June 26, 2017, by and among Handy & Harman Ltd., Steel Partners Holdings L.P. and Handy Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(f)	The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information – Appraisal Rights” and “Annex B – Section 262 of the Delaware General Corporation Law” (incorporated by reference to the Schedule 14D-9 filed by Handy & Harman Ltd. on September 13, 2017).

(g)	Not applicable.

(h)	Not applicable.

______________

* Filed herewith.

** Previously filed.